UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 69756

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 AND ENDING 06/30/24
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rialto Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42 Broadway Suite 12-129
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





AFFIRMATION

I, Shari Noonan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Rialto Markets LLC as of 06/30/24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Erica C Vona

Notary Public

Notary Public State of Florida
Erica C Vona
My Commission
HH 224896
Exp. 2/6/2026

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Rialto Markets LLC

(a wholly-owned subsidiary of Rialto Trading Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2024



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rialto Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rialto Markets LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statement, the Company's capital resources are limited, and it faces challenges in generating sufficient cash flows frow its operations to cover ongoing expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 5. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

YSL & Associates LLC

We have served as Rialto Markets LLC's auditor since 2017.
New York, NY
September 27, 2024

Rialto Markets LLC
(a wholly-owned subsidiary of Rialto Trading Holdings LLC)

Statement of Financial Condition
June 30, 2024

Assets

Cash	$	50,923
Due from escrow agent		231
Prepaid expenses and other		11,390
Total assets	$	62,544

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	27,334
Member's equity		35,210
Total liabilities and member's equity	$	62,544

The accompanying notes are an integral part of these financial statements.

Rialto Markets LLC
(a wholly-owned subsidiary of Rialto Trading Holdings LLC)

Notes to Statement of Financial Condition
June 30, 2024

1. **Nature of operations**

    Rialto Markets LLC (the "Company") is a limited liability company formed under the laws of the state of Delaware on August 5, 2016. The Company is a wholly-owned subsidiary of Rialto Trading Holdings LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company is permitted to act as a placement agent for privately offered securities, in the primary market, and to operate as an alternative trading system ("ATS") creating an electronic matching system for non-publicly traded securities, corporate debt securities, U.S. government securities and municipal securities in the secondary market. However, the Company, currently acts only as a service provider to issuers that engage in self issuance of private securities. The Company earns platform fees and fees commensurate with the amount of capital that the issuers raise via exempt offerings (ex. Regulation CF, Regulation A+, etc.).

2. **Summary of significant accounting policies**

    Basis of presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue recognition
    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

    The Company's revenues are generally from one-time nonrecurring transactions and are recognized at the point in time when the performance obligation is completed.

    Significant judgment
    Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.   Summary of significant accounting policies (continued)

Revenue recognition (continued)
Commissions
The Company earns transaction-based fees for acting as a service provider to issuers that engage in self issuance of private securities. The Company has determined that the performance obligation is satisfied at the time that all contingencies have been met and funds are available to be distributed by the escrow agent.

Platform fees
The Company receives offering set up and processing fees which are earned and recognized upon signing an agreement.

Consulting
Revenue is recognized when control of the promised services is transferred to the Company's customer.

Reimbursed expenses
Revenue from reimbursed expenses is recognized when the related performance obligations under the customer contract are satisfied, and the Company is entitled to payment.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the single member and in turn to the ultimate beneficial individual member for federal and state income taxes. Accordingly, the Company has not provided for any income taxes.

At June 30, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require**.**

Accounts Receivable and Contract Balances
Accounts receivable include commissions due from clients and held by an escrow agent. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. As of July 1, 2023 and June 30, 2024, the amounts due from customers were $26,514 and $231, respectively. At June 30, 2024, the Company recorded total bad debts in the amount of $6,106 on accounts receivable.

2.   **Summary of significant accounting policies (continued)**

Accounts Receivable and Contract Balances (continued)

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of July 1, 2023 and June 30, 2024.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were $7,000 of contract liabilities as of July 1, 2023 and no contract liabilities as of June 30, 2024.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments –   Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

3.   **Transactions with related parties**

The Company may be dependent on its access to funding from the Parent. The Parent intends to continue to fund the operational and regulatory needs of the Company for the foreseeable future.

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with its Parent and affiliates owned by the Parent (the "Affiliates") whereby the Affiliates provide accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliates for any or all costs that the Affiliates have paid on behalf of the Company.

3.   **Transactions with related parties (continued)**

During the year ending June 30, 2024, the Company loaned the affiliate $7,012 of which $3,500 was repaid resulting in an outstanding balance of $73,512. During the year ending June 30, 2024, the Company loaned the Parent $152,356 of which $25,732 was repaid resulting in an outstanding balance of $350,624. As of June 30, 2024, the Company had an outstanding loan balance from its parent and an affiliated company totaling $424,136. The Company determined that the Parent and the affiliate no longer had the financial capability to fulfill its repayment obligations. As a result, the Company has recognized a bad debt expense of $424,136 representing the full amount of the loan receivable, in accordance with the guidance under ASC 326 ("Financial Instruments – Credit Losses") and ASC 850 ("Related Party Disclosures").

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2024, the Company had net capital of $23,589 which exceeded the required net capital by $18,589.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

5.   **Going concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent, there is substantial doubt about the Company's ability to continue as a going concern.

The Company's capital resources are limited, and it faces challenges in generating sufficient cash flows from its operations to cover ongoing expenses. Management is currently in the process of seeking new investors to provide additional capital funding to support the Company's operations. The Company's parent entity is actively pursuing investment opportunities to infuse capital into the Company. However, as of the date these financial statements were issued, the outcome of these efforts is uncertain, and there can be no assurance that such efforts will be successful. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the going concern risk include seeking external investment. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain the necessary funding, it may be required to curtail or cease operations.

.

6.   **Commitment and contingency**

The Company is subject to inspections by governmental and self-regulatory agencies in relation to its business operations. These inspections could potentially result in regulatory fines, increased oversight, required remediation, or other corrective actions. However, based on currently available information, management believes that any ongoing or potential matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

7.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since June 30, 2024 through the date when the financial statement was issued and determined there were no material subsequent events that require recognition or additional disclosure.